

August 10, 2010

Michael S. Wyzga
Chief Financial Officer
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

      Re: Genzyme Corporation
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              File No. 000-14680

Dear Mr. Wyzga:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director

cc: Andrew J. Sung
       Ropes & Gray LLP
       One International Place
       Boston, MA 02110-2624